Correspondence

SCHLUETER & ASSOCIATES, P.C.

5290 DTC PARKWAY, SUITE 150

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

April 22, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Austin Wood

Re:	Zhong Yuan Bio-Technology Holdings Ltd.
Post-Effective Amendment No. 5 to Form F-1
Filed March 3, 2022
File No. 333-235983

Dear Mr. Wood:

We represent Zhong Yuan Bio-Technology Holdings Ltd. (the “Company”) as US counsel. We are submitting herewith an amended or revised Post-Effective Amendment No. 6 on Form F-1 (File No. 333-235983) (the "Post-Effective Amendment"), to the Registration Statement, as declared effective by the Securities and Exchange Commission (the "Registration Statement”) on June 29, 2020, pursuant to the undertakings in Item 9.1(b) of the Registration Statement to update and supplement the information contained in the Registration Statement and the Prospectus included therein.

The purpose of this letter is to respond to the comment letter dated April 17, 2022, from the Division of Corporation Finance, Office of Manufacturing (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to Post-Effective Amendment No. 5. For your convenience, the comments have been reproduced below, followed by the Company’s response. The Company is concurrently submitting Post-Effective Amendment No 6.

Post-Effective Amendment to Registration Statement on Form F-1

Cover Page

1.	We note your amended disclosure in response to comment 1 from our previous letter. Please further revise your cover page to disclose whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company

Response:

The Company has revised the cover page to include the statement that we do not expect to be affected by the HFCAA or the AHFCAA at this time as our current auditor is not located in China or Hong Kong. In addition, we disclose that, to the extent that our auditor’s work papers may, in the future, become located in China or Hong Kong, such work papers will not be subject to inspection by the PCAOB and, if such lack of inspection were to extend for the requisite period of time under the HFCAA or the AHFCAA, our Ordinary Shares could be delisted and prohibited from trading on a U.S. exchange.

1

U.S. Securities and Exchange Commission

April 22, 2022

Summary, page 4

2.	We note your amended disclosure on page 7 in response to comment 4 from our previous letter. Please further revise your disclosure to include the consequences to you and your offering if you: (i) inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response:

The Company has added further disclosure that addresses the consequences to the Company, its Operating Subsidiaries and the offering if the Operating Subsidiaries erroneously conclude that certain licenses, permits or approvals are not required or if applicable laws, regulations or interpretations change and they are required to obtain additional permissions or approvals in the future. This may result in incurring significant costs and expenses, fines and other penalties, which may have a material adverse effect on the Company’s business, operations and financial condition and may further hinder its ability to offer or continue to offer its Ordinary Shares to investors and cause its Ordinary Shares to significantly decline in value or be worthless.

3.	We note your amended disclosure on page 7 in response to comment 6 from our previous letter. Please disclose, within the Prospectus Summary, whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. We also note that the amended disclosure is included as two separate summary risk factors on page 7. In addition to the summary risk factors, please provide this disclosure under its own subheading within the Prospectus Summary section.

Response:

In response to this comment, the summary risk factors have been revised to disclose whether the Company’s auditor is subject to the determinations announced by the PCAOB. In addition, a separate heading has been added to the Prospectus Summary relative to the HFCAA and the AHFCAA and whether our auditor is subject to the December 16, 2021 determination.

Risk Factors, page 10

4.	We note your amended disclosure on page 15 in response to comment 7 from our previous letter. Please further revise your risk factor to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Further, please revise your disclosure to state that the PCAOB's December 16th announcement that the PCAOB is not able to fully inspect or investigate accounting firms headquartered in Hong Kong also includes accounting firms headquartered in mainland China.

Response:

In response to this comment, the relevant risk factor has been expanded to include the passage by the U.S. Senate of the Accelerating Holding Foreign Companies Accountable Act. The disclosure has been further revised to reflect that the PCAOB’s inability to fully inspect or examine accounting firms includes firms located in mainland China.

2

U.S. Securities and Exchange Commission

April 22, 2022

If you have any questions relating to the Post-Effective Amendment, please contact Ting Ting Chang, the Company’s Chief Executive Officer, at her email address of tinachang@zybioholdings.com or Fung Ming Pang, the Company’s Chief Financial Officer, at her email address of candicepang@zybioholdings.com.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with us, please feel free to call me at +852-9764-2842, as I am currently in Hong Kong, or Celia Velletri at 303-907-4842.

Very truly yours,

/s/ Henry F. Schlueter

Henry F. Schlueter

C:	Zhong Yuan Bio-Technology Holdings Ltd.